EXHIBIT 99.1

ZJK Industrial Showcases Advanced Quick Disconnect Components at NVIDIA’s GTC25 Conference

Shenzhen, China, March XX, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co. Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech precision parts and hardware manufacturer for artificial intelligence (AI) infrastructure, consumer electronics, electric vehicles, aerospace and other smart technologies, is proud to announce the display of its advanced quick disconnect (QD) components at NVIDIA’s GPU Technology Conference 2025 (“GTC25”).

ZJK’s QD components are designed for seamless integration in cold plate technology for liquid cooling systems – an essential for dissipating heat in high-density electronic applications.

GTC25, NVIDIA’s premier annual product showcase is expected to bring together over 25,000 in-person attendees, including developers, engineers, researchers, and industry leaders, to explore the latest advancements in artificial intelligence, accelerated computing, and more.

“ZJK is honored to have our QD components featured at GTC25 and remains committed to providing quality and innovative solutions to NVIDIA. We look forward to future projects and continued collaborations together,” said Ning Ding, CEO of ZJK Industrial.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Daniel Kennedy – U.S. Director of Business Development
Phone: +1 (646) 256-3453
Email: daniel.k@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com